UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 18, 2018

KLA-Tencor Corporation

(Exact name of Registrant as specified in its charter)

Delaware	000-09992	04-2564110
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Technology Drive, Milpitas, California	95035
(Address of Principal Executive Offices)	(Zip Code)

(408) 875-3000

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 1.01.     Entry into a Material Definitive Agreement.

On March 18, 2018, KLA-Tencor Corporation, a Delaware corporation (“KLA-Tencor”), Orbotech Ltd., a company organized under the laws of the State of Israel (“Orbotech”), and Tiburon Merger Sub Technologies Ltd., a company organized under the laws of the State of Israel and an indirect wholly owned subsidiary of KLA-Tencor (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, the acquisition of Orbotech will be accomplished through a merger of Merger Sub with and into Orbotech (the “Merger”) with Orbotech surviving the Merger.

Pursuant to the terms of the Merger Agreement, and subject to the terms and conditions set forth therein, at the effective time of the Merger (the “Effective Time”), each ordinary share of Orbotech (the “Orbotech Shares”) issued and outstanding immediately prior to the Effective Time (other than shares of Orbotech Common Stock owned by KLA-Tencor, Orbotech, or any direct or indirect wholly owned subsidiary of KLA-Tencor or Orbotech immediately prior to the Effective Time) will be cancelled and extinguished and automatically converted into the right to receive a combination of (A) $38.86 in cash, without interest plus (B) 0.25 of a validly issued, fully paid and nonassessable share of the common stock of KLA-Tencor, par value $0.001 per share (“KT Common Stock”).

The Boards of Directors of KLA-Tencor and Orbotech have approved the Merger and the Merger Agreement. The transaction is subject to customary closing conditions of transactions between public United States and Israeli companies, including the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, clearance or approval by certain other antitrust or competition authorities in other jurisdictions, the effectiveness of a registration statement on Form S-4 registering the shares of KT Common Stock to be issued in connection with the Merger, approval by the holders of a majority of the Orbotech Shares voting at a meeting and approval by certain Israeli governmental authorities. The transaction is not subject to any financing condition.

The Merger Agreement contains customary representations, warranties and covenants of Orbotech, KLA-Tencor and Merger Sub, including, among others, (i) covenants by Orbotech and KLA-Tencor concerning the conduct of their respective businesses in the ordinary course consistent with past practice during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (ii) a covenant by Orbotech that, subject to certain exceptions, the Board of Directors of Orbotech will recommend to its shareholders approval of the Merger Agreement, and (iii) a covenant that Orbotech will not solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of an Acquisition Proposal (as defined in the Merger Agreement) or the making of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (as defined in the Merger Agreement). The Merger Agreement contains certain termination rights for both KLA-Tencor and Orbotech and further provides that upon termination of the Merger Agreement under specified circumstances (including termination by Orbotech to accept a superior proposal), Orbotech may be required to pay KLA-Tencor a termination fee of $125 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1. We encourage you to read the Merger Agreement for a more complete understanding of the transaction. The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any factual information about KLA-Tencor or Merger Sub or Orbotech.

Additional Information and Where to Find It

This current report is being made in respect of a proposed business combination involving KLA-Tencor and Orbotech. This current report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Orbotech for their consideration. KLA-Tencor intends to file with the SEC a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to KLA-Tencor’s common stock to be issued in the proposed transaction and a proxy statement of Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. KLA-Tencor may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to the Orbotech shareholders. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This current report is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).

Item 8.01.     Other Events.

On March 19, 2018, KLA-Tencor and Orbotech issued a joint press release announcing the entry into the Merger Agreement, a copy of which is attached as Exhibit 99.1 and is incorporated herein by reference.

In addition, KLA-Tencor announced a new $2 billion stock repurchase program, $1 billion of which is contingent upon the closing of the Merger. The new repurchase program replaces KLA-Tencor’s prior share repurchase authorization.

Item 9.01.     Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 18, 2018, by and among KLA-Tencor Corporation, Orbotech Ltd. and Tiburon Merger Sub Technologies Ltd.

99.1	Joint Press Release of KLA-Tencor Corporation and Orbotech Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KLA-Tencor Corporation
Dated: March 19, 2018

By: /s/ Teri A. Little
Teri A. Little Executive Vice President and Chief Legal Officer